UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

70 Walnut Street

Wellesley Hills, MA 02481

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Fleetmatics Group PLC (the “Company”) is furnishing this report on Form 6-K/A to amend its report furnished on November 8, 2012 reporting its financial results for the third quarter ended September 30, 2012 (the “November Report”). The Press Release attached as Exhibit 99.1 to the November Report is hereby amended and restated in its entirety as set forth in Exhibit 99.1 to this report on Form 6-K/A.

The Company is filing this Form 6-K/A to amend its full year 2012 non-GAAP EPS guidance. The full year non-GAAP EPS guidance should have been $0.54 to $0.55 as corrected in the Press Release attached as Exhibit 99.1.

Other than the filing of the corrected Press Release attached as Exhibit 99.1, this Form 6-K/A does not, and does not purport to, revise, update or amend the information presented in the November Report or reflect any events that have occurred after the filing of the November Report.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report contains a copy of Fleetmatics Group PLC’s press release announcing third quarter results.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Fleetmatics Press Release “Fleetmatics Announces Third Quarter 2012 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: November 9, 2012	By:	/s/ Stephen Lifshatz
	Name: Title:	Stephen Lifshatz Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)